EXX
EXX
EXX - Exxaro Resources Limited - Exxaro and Asac to Place 14,500,000 Exxaro Shares

Exxaro Resources Limited
(Previously Kumba Resources Limited)
(Incorporated in the Republic of South Africa)
(Registration number 2000/011076/06)
(Share code: EXX ISIN: ZAE000084992)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION INTO OR IN THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN.

THIS ANNOUNCEMENT DOES NOT CONSTITUTE OR FORM AN OFFER OF SECURITIES IN THE UNITED STATES OR ANY OTHER JURISDICTION.

EXXARO AND ASAC TO PLACE 14,500,000 EXXARO SHARES

Exxaro Resources Limited ("Exxaro") announces that it and Anglo South Africa Capital (Proprietary) Limited ("ASAC") are launching an accelerated bookbuilt placing of 14,500,000 ordinary shares (the "Placing Shares") of Exxaro to global and South African institutional investors (the "Placing"). RMB Morgan Stanley will act as global bookrunner ("Bookrunner") for the Placing, and Morgan Stanley & Co. International Limited and Rand Merchant Bank, a division of FirstRand Bank Limited, are acting as joint financial advisors ("Joint Financial Advisors").

As set out in the circular to Kumba Resources Limited ("Kumba") shareholders dated 9 October 2006 ("Circular"), Exxaro has a target spread of public shareholders of at least 25% of Exxaro shares. ASAC has agreed to use reasonable commercial endeavours to place Exxaro shares in the market to enable Exxaro to achieve its target spread. Furthermore, ASAC has granted Exxaro an option to repurchase 10,000,000 Exxaro shares from ASAC ("Option"). Exxaro intends to exercise this Option, cancel the shares repurchased under the Option and issue 10,000,000 new Exxaro shares ("New Shares") to the market.

As such the Placing will consist of 10,000,000 New Shares and 4,500,000 ordinary shares ("Existing Shares"). The New Shares will, when issued, be credited as fully paid and will rank pari passu in all respects with the existing issued ordinary shares of Exxaro. Application will be made for the New Shares to be admitted to trading on the JSE Limited ("JSE"). The Existing Shares are listed on the JSE. Following the Placing (including the 10,000,000 New Shares issued by Exxaro and the 4,500,000 Existing Shares sold directly by ASAC), Exxaro will have increased its free float to 24.4%.

The books for the Placing will open with immediate effect. Pricing and allocations are expected to be announced as soon as practicable following the closing of the books. The amount of the Placing proceeds and the Placing price will be decided at the close of the accelerated bookbuilding period following agreement between the Bookrunner, Joint Financial Advisors, ASAC and Exxaro. A further announcement will be made at that time. The timing of the closing of the books, pricing and allocations may be amended at the absolute discretion of the Bookrunner.

The arrangements for the placement provide that Exxaro and ASAC will each undertake that, following completion of the placement, they will not, for a period of 90 and 60 days respectively, sell or issue, where applicable, further shares of Exxaro, except pursuant to the completion of Exxaro`s reorganisation transactions set out in the Circular or in the case of ASAC pursuant to transfers to its affiliates.



For further information please contact:

| | | |
|---|---|---|
| Exxaro: | Trevor Arran | +27 12 307 3292 |
| Morgan Stanley: | Beth Mandel | +27 11 507 0810 |
| Rand Merchant Bank: | Peter Hayward-Butt | +27 11 282 4416 |

This announcement is not for publication or distribution or release in the United States of America (including its territories and possessions, any state of the United States and the District of Columbia). This announcement does not constitute or form part of an offer or solicitation of an offer to purchase or subscribe for securities in the United States or any other jurisdiction. The securities referred to herein have not been and will not be registered under the

United States Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold, directly or indirectly, in the United States, absent registration or an exemption from, or transaction not subject to, the registration requirements of the Securities Act. No public offering of securities is being made in the United States. This announcement does not and is not intended to constitute an offer to the public in South Africa in terms of Chapter VI of the South African Companies Act, 1973 (as amended).
Neither this announcement nor any copy of it may be taken, transmitted or distributed, directly or indirectly in or into the United States, Canada, Australia or Japan.
Johannesburg
2 April 2007
Transactional sponsor: Rand Merchant Bank (A division of FirstRand Bank Limited)
Date: 02/04/2007 17:12:06 Produced by the JSE SENS Department.

**EXX - Exxaro - Dealings by Directors** 3 Apr 2007



EXX
EXX
EXX - Exxaro - Dealings by Directors
Exxaro Resources Limited
(formerly Kumba Resources Limited)
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: EXX
ISIN Number: ZAE000084992
("Exxaro" or "the company")

ACCEPTANCE OF CONDITIONAL AWARDS GRANTED IN TERMS OF THE RULES OF EXXARO`S LONG TERM INCENTIVE PLAN ("LTIP") AND SHARE APPRECIATION RIGHTS ("SAR") SCHEME TO DIRECTORS AND DIRECTORS OF ITS MAJOR SUBSIDIARIES

In compliance with clauses 3.63 and 3.64 of the JSE Listings Requirements notice is hereby given that, as at 30 March 2007, the directors listed below accepted incentive awards as indicated:

LTIP Performance period: The vesting of the LTIP awards is conditional upon the achievement of group performance targets over a period of 3 years ("LTIP performance period") being 01/01/2007 to 31/12/2009
Class of shares: Ordinary
Nature of transaction: Acceptance of LTIP awards
Nature of interest: Direct Beneficial
SAR Performance period: The vesting of the SAR awards is conditional upon the achievement of group performance targets over a minimum period of 3 years (01/01/2007 to 31/12/2009) and a maximum period of 5 years (01/01/2007 to 31/12/2011) ("SAR performance period")
Class of shares: Ordinary
Nature of transaction: Acceptance of SAR awards
Nature of interest: Direct Beneficial

Name: PT Arran (director of Exxaro Base Metals (Pty) Ltd)
LTIP awarded (face value): 10,192 (R 617,635.20)
SAR awarded (face value): 10,190 (R 617,514.00)

Name: AJ de Jager (director of Exxaro Base Metals (Pty) Ltd)
LTIP awarded (face value): 7,200 (R 436,320.00)
SAR awarded (face value): 7,190 (R 435,714.00

Name: WA de Klerk (director of Exxaro Sands (Pty) Ltd)
LTIP awarded (face value): 19,334 (R 1,171,640.40)
SAR awarded (face value): 19,330 (R 1,171,398.00)

Name: L Groenewald (director of Exxaro Coal (Pty) Ltd)
LTIP awarded (face value): 5,426 (R 328,815.60)
SAR awarded (face value): 5,420 (R 328,452.00)

Name: PA Koppeschaar (director of Exxaro Coal (Pty) Ltd)
LTIP awarded (face value): 8,858 (R 536,794.80)
SAR awarded (face value): 8,850 (R 536,310.00)

Name: Dr HLM Mathe (director of Exxaro Coal (Pty) Ltd)
LTIP awarded (face value): 18,488 (R 1,120,372.80)
SAR awarded (face value): 18,480 (R 1,119,888.00)

Name: JA Meyer (director of Exxaro Coal (Pty) Ltd)
LTIP awarded (face value): 8,036 (R 486,981.60)
SAR awarded (face value): 8,030 (R 486,618.00)

Name: MDM Mgojo (director of Exxaro Base Metals (Pty) Ltd)
LTIP awarded (face value): 18,346 (R 1,111,767.60)
SAR awarded (face value): 18,340 (R 1,111,404.00)

Name: SA Nkosi (executive director)
LTIP awarded (face value): 38,682 (R 2,344,129.20)
SAR awarded (face value): 38,680 (R 2,344,008.00)
Name: M Piater (director of Rosh Pinah Zinc Corporation (Pty) Ltd)
LTIP awarded (face value): 9,844 (R 596,546.40)
SAR awarded (face value): 9,840 (R 596,304.00)
Name: R Smit (director of Exxaro Base Metals (Pty) Ltd)
LTIP awarded (face value): 5,026 (R 304,575.60)
SAR awarded (face value): 5,020 (R 304,212.00)
Name: DJC Taylor (director of Exxaro Coal (Pty) Ltd)
LTIP awarded (face value): 8,102 (R 490,981.20)
SAR awarded (face value): 8,100 (R 490,860.00)
Name: B van Rooyen (director of Exxaro Base Metals (Pty) Ltd)
LTIP awarded (face value): 4,742 (R 287,365.20)
SAR awarded (face value): 4,740 (R 287,244.00)
Name: PE Venter (director of Exxaro Coal (Pty) Ltd)
LTIP awarded (face value): 19,334 (R 1,171,640.40)
SAR awarded (face value): 19,330 (R 1,171,398.00)
Name: MDM Veti (director of Exxaro Coal (Pty) Ltd)
LTIP awarded (face value): 7,106 (R 430,623.60)
SAR awarded (face value): 7,100 (R 430,260.00)
Name: MS Viljoen (company secretary)
LTIP awarded (face value): 5,334 (R 323,240.40)
SAR awarded (face value): 5,330 (R 322,998.00)
Name: MR Walker (director of Exxaro Sands (Pty) Ltd)
LTIP awarded (face value): 4,690 (R 284,214.00)
SAR awarded (face value): 4,680 (R 283,608.00)
Name: JL Wepener (director of Exxaro Coal (Pty) Ltd)
LTIP awarded (face value): 7,106 (R 430,623.60)
SAR awarded (face value): 7,100 (R 430,260.00)
Clearance in terms of 3.66 of the JSE listings Requirements has been obtained.
2 April 2007
MS VILJOEN
COMPANY SECRETARY
Sponsor
J.P. Morgan Equities Limited
Date: 03/04/2007 08:00:43 Produced by the JSE SENS Department.

**EXX-Exxaro Resources Limited - Exxaro and ASAC to** **3 Apr 2007**

EXX
EXX
EXX-Exxaro Resources Limited - Exxaro and ASAC to Place 19,000,000 Exxaro shares
Exxaro Resources Limited
(Previously Kumba Resources Limited)
(Incorporated in the Republic of South Africa)
(Registration number 2000/011076/06)
(Share code: EXX ISIN: ZAE000084992)
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION INTO OR IN THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN.
THIS ANNOUNCEMENT DOES NOT CONSTITUTE OR FORM AN OFFER OF SECURITIES IN THE UNITED STATES OR ANY OTHER JURISDICTION.
EXXARO AND ASAC TO PLACE 19,000,000 EXXARO SHARES
Further to the announcement issued on Monday, 2 April 2007, pertaining to the launch of an accelerated bookbuilt placing (the "Placing") by Exxaro Resources Limited ("Exxaro") and Anglo South Africa Capital (Proprietary) Limited ("ASAC"), ASAC has decided to place an additional 4,500,000 Exxaro ordinary shares given market demand and in keeping with ASAC`s commitment to increase the target free float of Exxaro to a minimum of 25%. The total placing will now be 19,000,000 Exxaro ordinary shares which will increase the free float of Exxaro to 25.7%.
Pricing and allocations are expected to be announced as soon as practicable following the closing of the books. The amount of the Placing proceeds and the Placing price will be decided at the close of the accelerated bookbuilding period following agreement between RMB Morgan Stanley, Morgan Stanley & Co. International Limited, Rand Merchant Bank, a division of FirstRand Bank Limited, ASAC and Exxaro. A further announcement will be made at that time. The timing of the closing of the books, pricing and allocations may be amended at the absolute discretion of RMB Morgan Stanley.
For further information please contact:

| | | |
|---|---|---|
| Exxaro: | Trevor Arran | +27 12 307 3292 |
| Morgan Stanley: | Beth Mandel | +27 11 507 0810 |
| Rand Merchant Bank: | Peter Hayward-Butt | +27 11 282 4416 |

This announcement is not for publication or distribution or release in the United States of America (including its territories and possessions, any state of the United States and the District of Columbia). This announcement does not constitute or form part of an offer or solicitation of an offer to purchase or subscribe for securities in the United States or any other jurisdiction. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold, directly or indirectly, in the United States, absent registration or an exemption from, or transaction not subject to, the registration requirements of the Securities Act. No public offering of securities is being made in the United States. This announcement does not and is not intended to constitute an offer to the public in South Africa in terms of Chapter VI of the South African Companies Act, 1973 (as amended).
Neither this announcement nor any copy of it may be taken, transmitted or distributed, directly or indirectly in or into the United States, Canada, Australia or Japan.
Johannesburg
3 April 2007
Transactional sponsor:
Rand Merchant Bank (A division of FirstRand Bank Limited)
Date: 03/04/2007 16:12:01 Produced by the JSE SENS Department.

**EXX - Exxaro Resources Limited - Placement of 19** **3 Apr 2007**

EXX
EXX
EXX - Exxaro Resources Limited - Placement of 19,000,000 Exxaro Shares
Exxaro Resources Limited
(Previously Kumba Resources Limited)
(Incorporated in the Republic of South Africa)
(Registration number 2000/011076/06)
(Share code: EXX & ISIN: ZAE000084992)
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION INTO OR IN THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN.
THIS ANNOUNCEMENT DOES NOT CONSTITUTE OR FORM AN OFFER OF SECURITIES IN THE UNITED STATES OR ANY OTHER JURISDICTION.
PLACEMENT OF 19,000,000 EXXARO SHARES
Exxaro Resources Limited ("Exxaro") and Anglo South Africa Capital (Proprietary) Limited ("ASAC") are pleased to announce that, following agreement between Exxaro, ASAC, RMB Morgan Stanley (the "Bookrunner"), Morgan Stanley & Co. International Limited ("Morgan Stanley") and Rand Merchant Bank, a division of FirstRand Bank Limited ("RMB"), (the "Joint Financial Advisors") 19,000,000 ordinary shares in Exxaro (the "Placing Shares"), representing in aggregate approximately 5.4% of the issued share capital of Exxaro (the "Placing"), have been placed at a price of 64 Rands per ordinary share raising gross proceeds of R1,216 million. The Placing will increase the free float of Exxaro to 25.7%.
Settlement of the Placing is expected to take place on 13 April 2007.
The Placing was oversubscribed and the Placing price of 64 Rands represents a discount of 1.5% to the closing price of Exxaro shares on the JSE Limited on 2 April 2007.
The arrangements of the Placing provide that following completion of the Placing, Exxaro and ASAC will not, for a period of 90 days and 60 days, respectively, sell or issue, where applicable, further shares of Exxaro, except pursuant to Exxaro`s transactions set out in the circular to Kumba Resources Limited shareholders dated 9 October 2006.
For further information please contact:

| | | |
|---|---|---|
| Exxaro: | Trevor Arran | +27 12 307 3292 |
| Morgan Stanley: | Beth Mandel | +27 11 507 0810 |
| Rand Merchant Bank: | Peter Hayward-Butt | +27 11 282 4416 |

This announcement is not for publication or distribution or release in the United States of America (including its territories and possessions, any state of the United States and the District of Columbia). This announcement does not constitute or form part of an offer or solicitation of an offer to purchase or subscribe for securities in the United States or any other jurisdiction. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold, directly or indirectly, in the United States, absent registration or an exemption from, or transaction not subject to, the registration requirements of the Securities Act. No public offering of securities is being made in the United States. This announcement does not and is not intended to constitute an offer to the public in South Africa in terms of Chapter VI of the South African Companies Act, 1973 (as amended).
Neither this announcement nor any copy of it may be taken, transmitted or distributed, directly or indirectly in or into the United States, Canada, Australia or Japan.
Johannesburg
3 April 2007
Transactional sponsor:
Rand Merchant Bank (A division of FirstRand Bank Limited)
Date: 03/04/2007 17:55:03 Produced by the JSE SENS Department.

**EXX - Exxaro - News Release - Exxaro Increases Sha** **16 Apr 2007**

EXX
EXX
EXX - Exxaro - News Release - Exxaro Increases Share Free Float To 25,7%
Exxaro Resources Limited
(Previously Kumba Resources Limited)
(Incorporated in the Republic of South Africa)
(Registration number: 2000/011076/06)
(Share code: EXX & ISIN: ZAE000084992)
("Exxaro" or "the company")
NEWS RELEASE
16 April 2007
EXXARO INCREASES SHARE FREE FLOAT TO 25,7%



Diversified resources group Exxaro Resources Limited (Exxaro) has announced the finalisation of the repurchase and placing of Exxaro ordinary shares in the market to exceed its target of at least a 25% free float.
A total of 19 million shares, representing 5,4% of the issued share câpital of Exxaro on 3 April 2007, was placed through an accelerated bookbuild process. These shares were settled on 13 April 2007 and increased Exxaro`s free float to 25,7%.
The 19 million shares comprise 10 million shares placed by Exxaro following a repurchase of 10 million shares by Exxaro from Anglo South Africa Capital (Proprietary) Limited (ASAC) as part of an option exercised on 4 April 2007 and implemented on 13 April 2007 and nine million shares placed by ASAC as part of its commitment to assist Exxaro in increasing its free float to above the targeted level.
"We are pleased to have increased the number of Exxaro shares in the hands of public shareholders, exceeding the 20% minimum shareholder spread requirements set by the JSE Limited. We have exceeded our stated target of a 25% free float which will support the overall rating of the Exxaro share price," said Dr Con Fauconnier, Exxaro`s chief executive officer.
The shares were placed at R64 per share, raising gross proceeds of R1,2 billion. The share placement price represented a discount of 1,5% to the closing price of Exxaro shares on the JSE Limited on 2 April 2007 which was used to price the offer. As the placing of the 10 million shares by Exxaro exceeded the exercise price of R45,99 per share stipulated in the option agreement, the net profits realised will be divided between ASAC and Exxaro, with ASAC receiving 66,6% and Exxaro 33,4%.
ends
Editor`s Note:
Exxaro is a diversified resources group with interests in the coal, mineral sands, base metals, industrial minerals and iron ore commodities. www.exxaro.com
Enquiries:
Trevor Arran
Executive General Manager: Corporate Affairs & Investor Relations
Tel: +27 (0) 12 307 3292
Mobile: +27 (0) 83 609 1444
Date: 16/04/2007 11:18:00 Produced by the JSE SENS Department.

Back to SENS list PRINT this article

**EXX - Exxaro - Repurchase and placing Exxaro ordin** **16 Apr 2007**



EXX
EXX
EXX - Exxaro - Repurchase and placing Exxaro ordinary shares by Exxaro and ASAC
Exxaro Resources Limited
(Previously Kumba Resources Limited)
(Incorporated in the Republic of South Africa)
(Registration number: 2000/011076/06)
(Share code: EXX ISIN: ZAE000084992)
("Exxaro" or "the company")

REPURCHASE OF 10,000,000 EXXARO ORDINARY SHARES FROM ASAC AND PLACING OF 19,000,000 EXXARO ORDINARY SHARES BY EXXARO AND ASAC

At the general meeting of Exxaro shareholders held on Thursday, 2 November 2006 ("general meeting"), Exxaro shareholders voted in favour of:

- an option granted to Exxaro by Anglo South Africa Capital (Proprietary) Limited ("ASAC") ("ASAC repurchase option"), to repurchase and cancel 10,000,000 Exxaro ordinary shares ("Exxaro shares") from ASAC at R45.99 per Exxaro share ("exercise price") ("ASAC repurchase"); and
- the allotment and issue of 10,000,000 Exxaro shares to the market ("issue of shares for cash"), to increase Exxaro`s free float.

Pursuant to the approval obtained from Exxaro shareholders at the general meeting, Exxaro:

- exercised the ASAC repurchase option on Wednesday, 4 April 2007;
- implemented the ASAC repurchase on Friday, 13 April 2007;
- and carried out the issue of shares for cash on Friday, 13 April 2007 by way of an accelerated bookbuild placing which commenced after the close of trade on the JSE Limited ("JSE") on Monday, 2 April 2007 and closed at 16H00 on Tuesday, 3 April 2007 (the "placing").

In accordance with ASAC`s commitment to assist Exxaro in achieving its targeted minimum free float of 25%, ASAC decided to participate in the placing by contributing 9,000,000 Exxaro shares in addition to the 10,000,000 Exxaro shares, subject to the issue of shares for cash. In aggregate, the placing consisted of 19,000,000 Exxaro shares (the "placing shares"), representing approximately 5.4% of the issued share capital of Exxaro. The placing increased Exxaro`s free float to 25.7%.

The placing was conducted at a price of 64 Rand per ordinary share ("placing price"), raising gross proceeds of R1,216 million. As the placing price exceeded the exercise price, the profit realised on the issue of shares for cash will be divided between ASAC and Exxaro as outlined in the circular to Exxaro shareholders dated 9 October 2006, with ASAC and Exxaro receiving 66.6% and 33.4% of the net profits, respectively. The Exxaro shares issued pursuant to the issue of shares for cash were listed on the JSE on Friday, 13 April 2007.

As ASAC is a related party to Exxaro, Citigroup Global Markets Limited ("Citigroup") had to furnish a fair and reasonable opinion to the JSE in terms of the JSE Listings Requirements. As at Tuesday 3 April 2007 Citigroup was of the opinion that the terms upon which the ASAC repurchase option would be exercised from a financial point of view, were fair and reasonable to the Exxaro shareholders (other than Anglo American plc and its subsidiaries and affiliates).

The fair and reasonable opinion will be available for inspection by Exxaro shareholders at Exxaro`s registered office situated at Roger Dyson Road, Pretoria West, 0183, from Monday, 16 April 2007 until Monday, 30 April 2007.

The issue of shares for cash was fully underwritten. Pursuant to the implementation of the ASAC repurchase, Exxaro is not in breach of Section 90 of the Companies Act, 61 of 1973, as amended.

16 April 2007

| Joint financial adviser | Transaction Sponsor and joint Financial adviser |
|---|---|
| Morgan Stanley | Rand Merchant Bank |
| | |
| Lead sponsor | Independent financial expert |
| JP Morgan Equities | Citigroup Global Markets Limited |

Date: 16/04/2007 07:30:00 Produced by the JSE SENS Department.

**EXX - Exxaro Resources Limited - News Release** 18 Apr 2007

EXX
EXX
EXX - Exxaro Resources Limited - News Release

EXXARO RESOURCES LIMITED
(formerly Kumba Resources Limited)
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: EXX
ISIN Number: ZAE000084992
("Exxaro" or "the company")

NEWS RELEASE
EXXARO AGM
Shareholders are reminded that the Annual General Meeting for Exxaro Resources Limited will be held at the company`s corporate offices, Roger Dyason Road, Pretoria West, at 10:00 on Wednesday, 25 April 2007.
18 April 2007

Sponsor: J.P.Morgan Equities Limited
Date: 18/04/2007 15:20:47 Produced by the JSE SENS Department.

Back to SENS list PRINT this article

**Exxaro Resources Limited - No change statement** **24 Apr 2007**

EXX
EXX
Exxaro Resources Limited - No change statement

EXXARO RESOURCES LIMITED
(formerly Kumba Resources Limited)
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: EXX
ISIN Number: ZAE000084992
("Exxaro" or "the company")
NO CHANGE STATEMENT
With reference to the announcement reminding shareholders of the company`s annual general meeting, it is confirmed that no change in the financial or trading position of Exxaro and its subsidiaries had occurred since the publication of the audited condensed group financial statements for the year ended 31 December 2006 and the annual financial statements posted on 29 March 2007.

23 April 2007

MS VILJOEN
COMPANY SECRETARY

Sponsor
JPMorgan
Date: 24/04/2007 08:00:46 Produced by the JSE SENS Department.

Back to SENS list PRINT this article

**EXX - Exxaro Resources Limited - Results of Annual** **25 Apr 2007**

EXX
EXX
EXX - Exxaro Resources Limited - Results of Annual General Meeting
EXXARO RESOURCES LIMITED
(previously Kumba Resources Limited)
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: EXX
ISIN Number: ZAE000084992
("Exxaro" or "the company")
RESULTS OF ANNUAL GENERAL MEETING
Exxaro is pleased to announce that all the ordinary and special resolutions set out in the notice of the annual general meeting dated 6 March 2007 were passed by the requisite majorities at the Annual General Meeting held today.
The special resolution passed at the meeting will be lodged with the Registrar of Companies for registration.
Note:
Exxaro is a diversified resources group with interests in the coal, mineral sands, base metals, industrial minerals and iron ore commodities. The group`s coal business has a capacity of 45Mtpa and is South Africa`s fourth largest coal producer. Exxaro is the largest supplier of coal to Eskom for power generation and is the country`s largest producer of metallurgical coals. www.exxaro.com
Sponsor
J.P.Morgan Equities Limited
25 April 2007
Date: 25/04/2007 12:42:01 Produced by the JSE SENS Department.

Back to SENS list PRINT this article

END